EXHIBIT F-1

(An exploration stage company)

CONSOLIDATED  FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2012 AND 2011

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Cream Minerals Ltd.
(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Cream Minerals Ltd., which comprise the consolidated statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010 and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for the years ended March 31, 2012 and March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Cream Minerals Ltd. as at March 31, 2012, March 31, 2011 and April 1, 2010, and its financial performance and cash flows for the years ended March 31, 2012 and March 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that cast substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, BC	“Morgan & Company”

July 27, 2012	Chartered Accountants

CREAM MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	March 31,	March 31,	April 1,
	2012	2011	2010
		(Note 17)	(Note 17)

Assets

Current Assets
Cash	$292,501	$448,109	$228,106
Short-term investments	175,429	4,336,906	--
Marketable securities at fair value	--	8,183	4,612
Amounts receivable and prepaid expenses (Notes 4, 9(a))	87,679	86,544	119,085
	555,609	4,879,742	351,803
Non-current Assets
Deposits, related party (Notes 4, 9(a))	189,963	64,000	--
Exploration and evaluation assets (Note 5)	97,080	483,605	454,853
Foreign value-added taxes recoverable (Note 6)	497,865	134,255	139,556
Equipment (Note 7)	59,566	53,015	3,934
Deferred finance costs	--	--	18,692
Investment in associate	1	1	1
Reclamation deposits	15,000	18,000	18,000

Total Assets	$1,415,084	$5,632,618	$986,839

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 8)	$157,941	$252,234	$538,584
Accounts payable, related parties (Note 9)	88,890	194,026	1,751,087
Total Liabilities	246,831	446,260	2,289,671

Equity (Deficiency)
Share capital (Note 11)	32,589,847	32,110,200	24,652,771
Share subscriptions	--	--	873,475
Warrant reserve	2,836,637	2,922,556	170,613
Share-based payments reserve (Note 11)	4,506,782	4,035,325	2,276,786
Deficit	(38,765,013)	(33,881,723)	(29,276,477)
Total Equity (Deficiency)	1,168,253	5,186,358	(1,302,832)
Total Liabilities and Equity	$1,415,084	$5,632,618	$986,839

Going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on July 27, 2012 by:

/s/ Michael O’Connor	/s/ Robin Merrifield
Director	Director

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

	For the years ended March 31,
	2012	2011 (Note 17)
Revenue
Interest	$40,918	$13,575
Gain on marketable securities	--	3,571
Loss on marketable securities	(2,596)	--
Total Revenue	$38,322	$17,146
Expenses
Consulting and director fees (Note 9)	81,767	30,000
Exploration Costs (Note 16)	2,763,119	1,702,150
Finance costs (Note 9)	--	32,428
Foreign exchange	12,638	14,438
General and administrative (Notes 9, 10)	(8,828)	177,951
Professional fees	201,975	109,125
Takeover defense	--	524,212
Salaries and benefits	453,463	381,433
Shareholder communications	496,437	297,859
Share-based payments	480,229	1,339,990
Write-down of exploration and evaluation assets (Note 5)	440,812	12,806
Total expenses	(4,921,612)	(4,622,392)
Net Loss and Comprehensive Loss for the Year	(4,883,290)	(4,605,246)

Loss per Share, Basic and Diluted	$(0.03)	$(0.06)

Weighted Average Number of Shares Outstanding – Basic and Diluted	152,114,579	74,757,958

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Changes in Equity (Deficiency)
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

	Common Shares Without Par Value
	Shares	Amount	Share Subscriptions	Warrant Reserve	Share-based Payments Reserve	Deficit	Total Equity (Deficiency)
Balance, April 1, 2010	64,716,988	$24,652,771	$873,475	$170,613	$2,276,786	$(29,276,477)	$(1,302,832)
Private placement, net of share issue costs	60,463,214	3,923,200	(873,475)	2,964,974	--	--	6,014,699
Finders’ shares issued	144,000	12,960	--	--	--	--	12,960
Warrants exercised	23,680,143	3,464,469	--	(198,455)	--	--	3,266,014
Warrants expired, unexercised	--	--	--	(14,576)	14,576	--	--
Exploration and evaluation assets Blueberry claims	40,000	6,400	--	--	--	--	6,400
Options exercised	420,000	50,400	--	--	(36,851)	--	13,549
Share-based payments	--	--	--	--	1,780,814	--	1,780,814
Net loss for the year	--	--	--	--	--	(4,605,246)	(4,605,246)
Balance, March 31, 2011	149,464,345	32,110,200	--	2,922,556	4,035,325	(33,881,723)	5,186,358
Warrants exercised	2,998,571	437,275	--	(85,919)	--	--	351,356
Exploration and evaluation assets Blueberry claims	80,000	21,600	--	--	--	--	21,600
Options exercised	100,000	20,772	--	--	(8,772)	--	12,000
Share-based payments	--	--	--	--	480,229	--	480,229
Net loss for the year	--	--	--	--	--	(4,883,290)	(4,883,290)

Balance, March 31, 2012	152,642,916	$32,589,847	$--	$2,836,637	$4,506,782	$(38,765,013)	$1,168,253

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the years ended March 31,
	2012	2011
Cash provided by (used in):

Operations
Net loss for the year	$(4,883,290)	$(4,605,246)
Items not involving cash
Depreciation	15,518	(10,961)
Share-based payments	480,229	1,780,814
Foreign exchange	19,749	1,139
Finance costs	--	(44,455)
Loss on marketable securities	2,596	--
Gain on marketable securities	--	(3,571)
Write-off of exploration and evaluation assets	440,812	12,806
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	(1,135)	(31,459)
Foreign value-added taxes recoverable	(383,359)	4,162
Accounts payable and accrued liabilities	(94,293)	(267,459)
Accounts payable, related parties	(231,099)	(384,476)
Cash used in operating activities	(4,634,272)	(3,548,706)
Investing activities
Exploration and evaluation assets	(32,687)	(46,821)
Proceeds (purchase) of short-term investments	4,161,906	(4,325,000)
Proceeds on sale of marketable securities	5,587	--
Reclamation bonds recovered	3,000	--
Interest on short-term investments	(429)	(11,906)
Equipment acquisitions	(22,069)	(36,455)
Cash provided by (used in) investing activities	4,115,308	(4,420,182)
Financing activities
Common shares	363,356	9,317,022
Net settlements with related party	--	(1,128,131)
Cash provided by financing activities	363,356	8,188,891

(Decrease) increase in cash during the year	(155,608)	220,003

Cash, beginning of year	448,109	228,106

Cash, end of year	$292,501	$448,109

Supplemental information
Shares issued for exploration and evaluation assets	$21,600	$6,400
Non-cash portion of warrants exercised	$85,919	$198,455
Non-cash portion of options exercised	$8,772	$36,851
Finders’ shares issued	$--	$12,960

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

Cream Minerals Ltd. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office, principal address and registered and records office is 1400 – 570 Granville Street, Vancouver, B.C., Canada, V6P 3P1.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for exploration and evaluation assets are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.  These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which the Company has adopted in its annual consolidated financial statements as at and for the year ended March 31, 2012.  Previously the Company prepared its annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).  The significant accounting policies are presented in this note and have been consistently applied in each of the years presented.

The Company’s transition date to IFRS and its opening IFRS consolidated statement of financial position are as at April 1, 2010 (the “Transition Date”).  An explanation of how the transition to IFRS on the Transition Date has affected the reported financial position and financial performance of the Company is provided in Note 17, which includes reconciliations of the Company’s consolidated statements of financial position, operations and comprehensive loss for comparative periods prepared and previously report in accordance with CGAAP, to those prepared and reported in these consolidated financial statements in accordance with IFRS.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments which have been measured at fair value.  In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)	Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., a Mexican corporation.   The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtained control, and will continue to be consolidated until the date that such control ceases.  The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies.  All intercompany transactions and balances were eliminated on consolidation.

(d)	Short-term Investments

Short-term investments comprise of investments in guaranteed investment certificates due to mature within one year from the date of initial acquisition and are classified as fair value through profit or loss and recorded at fair value with realized and unrealized gains and losses reported in the consolidated statement of operations and comprehensive loss.

(e)	Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost.  When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.  When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed.    Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.

The recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.  If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(f)   Financial Instruments and Risk Management

All financial instruments are classified into one of five categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the statement of financial position at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification.  Fair value through profit or loss financial assets is measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified cash, short-term investments, and marketable securities as fair value through profit or loss.  Amounts receivable are classified as loans and receivables.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Financial instruments are exposed to credit, liquidity and market risks.  Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.  Market risk is that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Credit risk and liquidity risk on amounts due to creditors and amounts due from/to related parties were significant to the Company’s statement of financial position.  The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities.  The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(g)  Equipment

Equipment is recorded at cost and depreciated over its estimated useful life.  The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.  Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years.  Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(h)   Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired.  If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less cost to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods.  A reversal of an impairment loss is recognized immediately in profit or loss.

Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down.  The conditions include significant unfavourable economic, legal regulatory, environmental, political and other factors.  In addition, management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets.  Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

 (i)   Investment in Associate

The equity method of accounting is used to account for the Company’s investment in associate where the Company has significant influence.  The investment is initially recorded at cost and is subsequently adjusted to reflect the investor’s share of the net profit or loss of the associate.

(j)   Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(k)   Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates.  The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the consolidated statement of operations.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(l)  Share-based Payments

The Company accounts for stock options issued to employees at the fair value determined on the grant date using the Black-Scholes option pricing model.  The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured.  These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserves account are transferred to share capital.

(m)  Net Loss per Common Share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period.  Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity.  In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same.  In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the period.

(n)   Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act.  Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow-through shares.  The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred.  The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced.  If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(n)   Flow-through Shares (Continued)

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations.  When applicable, this tax is accrued as a financial expense until paid.

(o)  Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities.  The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred.  The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations.  When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets.  Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

(p)  New Standards Not Yet Adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective during the period ended March 31, 2012:

• IFRS 9	New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets(iii)
• IFRS 10	New standard to establish principles for the presentation and preparation of consolidated financial statements when an entity controls multiple entities(i)
• IFRS 11	New standard to account for the rights and obligations in accordance with a joint agreement(i)
• IFRS 12	New standard for the disclosure of interests in other entities not within the scope of IFRS 9/IAS 39(i)
• IFRS 13	New standard on the measurement and disclosure of fair value(i)
• IAS 1 (Amendment)	Presentation of other comprehensive income(ii)
• IAS 28 (Amendment)	New standard issued that supersedes IAS 28 (2003) to prescribe the accounting for investments in associates and joint ventures(i)

(i)	Effective for annual periods beginning on or after January 1, 2013
(ii)	Effective for annual periods beginning on or after July 1, 2012
(iii)	Effective for annual periods beginning on or after January 1, 2015

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

a)	Foreign Value-added Taxes Recoverable

The Company’s estimate of foreign value-added taxes recoverable represents management’s best estimate of the amounts expected to be recovered from the Mexican government.

b)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets.  Note 5 discloses the carrying value of such assets.  The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•
exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•
sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

c)	Foreign Currency

The Company applied judgment in determining the functional currency of the Company and its subsidiary.  Functional currency was determined based on the currency in which funds are provided to its subsidiary and the degree of dependence on the Company for financial support.

d)	Accrued Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

4.	Amounts Receivable and Prepaid Expenses

	March 31,	March 31,	April 1,
	2012	2011	2010
Harmonized Sales Tax receivable	$35,597	$50,497	$9,907
Prepayments and amounts receivable	52,082	36,047	109,178
Total	$87,679	$86,544	$119,085

5.	Exploration and Evaluation Assets

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 16.  Property payments made on the Company’s mineral property interests during the years ended March 31, 2012 and March 31, 2011 are included in the table below.

	Goldsmith		Kaslo
	And Other	Manitoba	Silver	Total
	Properties	Properties,	Property,	Acquisition
	BC (b)	Manitoba (c)	BC (d)	Costs
Balance, April 1, 2010	$188,903	$253,967	$11,983	$454,853
Additions	24,334	16,400	824	41,558
Write-downs	--	--	(12,806)	(12,806)
Balance, March 3l, 2011	213,237	270,367	1	483,605
Additions	287	54,000	--	54,287
Write-downs	(213,524)	(227,287)	(1)	(440,812)
Balance, March 31, 2012	$--	$97,080	$--	$97,080

(a)	Goldsmith and Lucky Jack Properties, British Columbia, Canada

The Company holds a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia.  The property has been written down to $Nil as there are no future plans to continue with exploration.

(b)	Manitoba Properties

(i)	Stephens Lake and Stephens Trout Property

The Company holds, jointly with Sultan Minerals Inc. and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  The property has been written down to $Nil as there are no future plans to continue with exploration.

(ii)	Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The property has been written down to $Nil as there are no future plans to continue with exploration.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (Continued)

(b)	Manitoba Properties (Continued)

(iii)	Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 30 km north-east of Flin Flon, Manitoba.  During the year ended March 31, 2012, a cash payment of $20,000 was paid and 80,000 shares were issued to comply with the option agreement.

(c)	Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  Although the Company plans a review of geological data compiled to date, and a property site visit was done during the year ended March 31, 2012, the property was written down to $Nil as no significant exploration work is planned for fiscal 2012.

6.	Foreign Value-added Taxes Recoverable

The foreign value-added taxes recoverable relates to value-added taxes paid on the purchase of goods and services in Mexico.  These amounts are presented as a long-term asset as the Mexican authorities take longer than one year to verify the recoverable amounts and issue refunds.

7.	Equipment

	Vehicles	Office Equipment	Computer Equipment	Total
Cost
Balance, April 1, 2010	$36,597	$1,059	$13,343	$50,999
Additions (disposals)	39,666	91	(1,637)	38,120
Balance, March 31, 2011	76,263	1,150	11,706	89,119
Additions	12,758	1,079	8,232	22,069
Balance, March 31, 2012	89,021	2,229	19,938	111,188
Accumulated amortization
Balance, April 1, 2010	34,936	680	11,449	47,065
Amortization	(9,401)	239	(1,799)	(10,961)
Balance, March 31, 2011	25,535	919	9,650	36,104
Amortization	12,079	258	3,181	15,518
Balance, March 31, 2012	37,614	1,177	12,831	51,622

Carrying amounts
As at April 1, 2010	1,661	379	1,894	3,934
As at March 31, 2011	50,728	231	2,056	53,015
As at March 31, 2012	$51,407	$1,052	$7,107	$59,566

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

8.	Accounts Payable and Accrued Liabilities

	March 31, 2012	March 31, 2011	April 1, 2010

Trade payables	$42,760	$225,964	$307,617
Accrued liabilities	115,181	26,270	230,967
Totals	$157,941	$252,234	$538,584

9.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the years ended March 31, 2012 and 2011:

	For the years ended March 31,
	2012	2011
Cream Minerals Limited Salaries and benefits	$295,412	$311,942
Directors fees (1)	58,500	32,500
Share-based payments (1)	254,949	528,988
Cream Minerals de Mexico, S.A. de C.V.
Salaries and benefits (2)	120,000	141,838
Share-based payments (2)	--	235,106

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits and share-based payments have been recorded as exploration costs related to the Nuevo Milenio project.

Other related party transactions for the years ended March 31, 2012 and 2011 and related party balances as at March 31, 2012, March 31, 2011 and April 1, 2010 were as follows:
	For the years ended March 31,
	2012	2011
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$565,319	$529,434
Consulting and directors fees (b)	22,500	30,000
Finance costs (c)	--	19,545

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

9.	Related Party Transactions and Balances (Continued)

Balances at:	March 31, 2012	March 31, 2011	April 1, 2010
Quorum (a) Deposits	$189,963	$64,000	$--
Payables:
Quorum (a)	59,008	40,075	276,333
Directors (d)	29,882	153,951	232,564
Lang Mining Corporation (d)	--	--	94,500
Ainsworth Jenkins – Casierra project (b)	--	--	39,109
Mr. Frank A. Lang, interest bearing (b)	--	--	337,100
Mr. Frank A. Lang, advances (b)	--	--	720,000
Mr. Frank A. Lang, accrued interest (b)	--	--	44,272
Mr. Frank A. Lang, expenses payable (b)	--	--	7,209

(a)
Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.

During Q1 2012, the Company advanced $137,000 to Quorum for prepayment of their services.  The Company also re-negotiated Quorum’s fees and received a credit of $218,000 resulting in a net credit balance of $355,000 as at June 30, 2011.  The net credit was recorded as: (1) $170,000 to “deposits, related party” for three months of estimated working capital in accordance with the terms of the Company’s agreement with Quorum (“the Agreement”); and (2) $185,000 to offset invoices in fiscal 2012.

Subsequent to March 31, 2012, the shareholders of Quorum made the decision to wind up the company effective August 31, 2012.

(b)
Included in consulting and directors fees are legal fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc. (“Casierra”), also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, previously held by the Company.   Mr. Lang previously advanced money to the Company, with no specified terms of repayment.  All debt owing to Mr. Lang and Casierra, was repaid during the year ended March 31, 2011.

(c)
The directors balance includes fees and expenses owing to directors, as well as any salaries accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

(d)
Lang Mining Corporation (“Lang Mining”) is a private company controlled by Mr. Lang.  Lang Mining provided management services to the Company while Mr. Lang was president of the Company.  At December 31, 2008, the fees were terminated.  The balance owing to Lang Mining relates to accruals made for these past services.  These fees were paid during the year ended March 31, 2011.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

10.	Expenses by Nature

Included in general and administrative expenses are the following:

	For the years ended March 31,
	2012	2011
Amortization	$2,382	$865
Office and administration	139,690	169,200
Credit for Quorum fees (Note 9a)	(218,144)	--
Travel and conferences	67,244	7,886
Totals	$(8,828)	$177,951

11.	Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

152,642,916 common shares at March 31, 2012.

On April 13, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.  Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.  The finder’s warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.15%-1.98%, volatility factors of 94%-131% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $659,782.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.  Mr. Frank A. Lang, a former President and director and the former Non-Executive Chairman of the Company who resigned subsequent to the fiscal year end, acquired 5,100,000 units in the private placement for the subscription price of $357,000.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

11.	Share Capital (Continued)

Issued and Fully Paid (Continued)

On December 21, 2010, the Company completed a bought deal financing of a total of 37,500,000 units at a price of $0.16 per unit for gross proceeds of $6,000,000.  Each unit consisted of one common share of the Company and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.24 per common share until December 21, 2012, provided that if after four months and one day following the Closing Date, the closing price of the common shares of the Company traded on the TSX Venture Exchange, close at a price in excess of $0.60 per common share for 20 consecutive days, the Company will be able to accelerate the expiry of the warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the warrants.  The share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.64%, volatility factors of 102.24% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $2,073,168.

Compensation was paid to certain eligible arms-length parties in an amount equal to 8% of the total proceeds raised from the sale of the units to subscribers, and payable in cash. A cash commission of $480,000 was paid, and a total of 3,750,000 finder's units were issued.  Each finder’s warrant entitles the warrant holder to acquire one common share and warrant at a price of $0.16 until December 21, 2012.  The warrant entitles the holder to acquire an additional warrant at a price of $0.24 until December 21, 2012. The finder’s warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.33%-1.64%, volatility factors of 97.46%-102.24% and an expected life of 2 years. The total value ascribed to the finder’s warrants was $755,565.

Stock options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years.

Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

The Company granted 2,300,000 stock options during the twelve months ended March 31, 2012.  Of this amount, 600,000 stock options were granted to an employee, 500,000 stock options were for investor relations services, and 1,200,000 were granted to directors of the Company.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

11.	Share Capital (Continued)

Stock options (Continued)

The fair value of the stock options granted was estimated on the date of the grants using the Black-Scholes model with the following weighted average assumptions:

Number Granted	Grant Date	Expiry Date	Exercise Price	Risk-free Interest Rate	Expected Life in Years	Expected Volatility	Fair Value per Option
600,000	June 1, 2011	June 1, 2016	$0.22	2.23%	5	104.44%	$0.17
500,000	June 2, 2011	June 2, 2016	$0.23	2.30%	5	113.50%	$0.16
1,200,000	June 23, 2011	June 23, 2016	$0.16	2.09%	5	107.89%	$0.13

The following table summarizes information on stock options outstanding at March 31, 2012:

Exercise Price	Number Outstanding	Number Exercisable	Average Remaining Contractual Life
$0.50	1,001,500	1,001,500	* 0.05 years
$0.50	150,000	150,000	0.68 years
$0.12	1,560,000	1,560,000	1.87 years
$0.38	6,375,000	6,375,000	**3.93 years
$0.22	600,000	600,000	4.17 years
$0.23	500,000	375,000	4.18 years
$0.16	1,200,000	1,200,000	4.23 years
	11,386,500	11,261,500	3.32 years

* Expired subsequent to year-end.
** 400,000 forfeited subsequent to year-end.

A summary of the changes in stock options for the years ended March 31, 2012 and 2011 is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2010	4,851,500	$0.29
Granted	6,575,000	0.38
Exercised	(420,000)	0.12
Expired	(715,000)	0.17
Forfeited	(385,000)	0.45
Balance, March 31, 2011	9,906,500	0.36
Granted	2,300,000	0.19
Exercised	(100,000)	0.12
Cancelled/forfeited	(720,000)	0.48
Balance, March 31, 2012	11,386,500	0.32
Vested and exercisable at March 31, 2012	11,261,500	$0.32

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

11.	Share Capital (Continued)

Warrants

As at March 31, 2012, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
5,758,500	$0.15 *	April 13, 2012
40,900,000	$0.24	December 21, 2012
3,750,000	$0.16	December 21, 2012
50,408,500

* 2,697,666 exercised and 3,060,834 expired subsequent to year-end.

A summary of the changes in warrants for the years ended March 31, 2012 and 2011, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2010	9,834,400	$0.20
Issued	68,107,214	0.19
Exercised	(23,680,143)	0.19
Expired	(854,400)	0.20
Balance, March 31, 2011	53,407,071	0.22
Exercised	(2,998,571)	0.16
Balance, March 31, 2012	50,408,500	$0.22

12.	Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

Statement of Financial Position March 31, 2012	Canada	Mexico	Total
Total Assets	$729,798	$685,286	$1,415,084
Current Assets	$476,747	$78,862	$555,609
Long-term Assets	$245,508	$613,967	$859,475

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

12.	Segmented Information (Continued)

Geographic Segments (Continued)

Statement of Financial Position March 31, 2011	Canada	Mexico	Total
Total Assets	$5,220,739	$411,879	$5,632,618
Current Assets	$4,654,611	$225,131	$4,879,742
Long-term Assets	$566,128	$186,748	$752,876

Statement of Financial Position April 1, 2010	Canada	Mexico	Total
Total Assets	$786,697	$200,142	$986,839
Current Assets	$293,764	$58,039	$351,803
Long-term Assets	$492,933	$142,103	$635,036

Segmented expenses by geographical location are as follows:

March 31, 2012	Canada	Mexico	Total
Exploration and evaluation costs	$236,221	$2,526,898	$2,763,119
Other expenses	2,161,089	--	2,161,089
Total expenses	$2,397,310	$2,526,898	$4,924,208

March 31, 2011	Canada	Mexico	Total
Exploration and evaluation costs	$714,237	$987,913	$1,702,150
Other expenses	2,920,242	--	2,920,242
Total expenses	$3,634,479	$987,913	$4,622,392

13.	Income Taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2012	2011
Loss for the year	$4,883,290	$4,605,246
Statutory tax rate	26.13%	28.01%
Expected income tax recovery	1,276,000	1,290,000
Decrease to income tax recovery due to:
Non-deductible permanent differences	(183,000)	(552,000)
Losses not recognized	(1,061,000)	(823,000)
Other	(32,000)	85,000
Income tax recovery	$--	$--

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

13.	Income Taxes (Continued)

The significant components of the Company’s deferred tax assets are as follows:

	March 31, 2012	March 31, 2011	April 1, 2010
Mineral property interests and equipment	$2,536,000	$2,419,000	$2,390,000
Share issue costs	93,000	130,000	21,000
Operating losses carried forward	3,510,000	2,530,000	1,840,000
Total deferred tax assets	6,139,000	5,079,000	4,251,000
Valuation allowance for deferred tax assets	(6,139,000)	(5,079,000)	(4,251,000)
	$--	$--	$--

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no deferred income tax assets have been recognized for accounting purposes.  The Company has Canadian non-capital losses carried forward of $7,586,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2014	405,000
2015	424,000
2026	564,000
2027	618,000
2028	928,000
2029	895,000
2030	706,000
2031	1,704,000
2032	1,342,000
Total	7,586,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $5,756,000 expiring at various dates until 2021, available to offset future Mexican-source income.

The Company has resource pools of approximately $9,895,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

14.	Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash, short-term investments and marketable securities are designated as fair value through profit or loss and is measured at fair value.  Amounts receivable are designated as loans and receivables and measured at amortized cost using the effective interest rate method.  Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable and prepaid expenses approximate their carrying values at March 31, 2012, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010 and categorized into levels of the fair value hierarchy:

		March 31, 2012		March 31, 2011
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash (a)	1	$292,501	$292,501	$448,109	$448,109
Short-term investments (a)	1	175,429	175,429	4,336,906	4,336,906
Amounts receivable and prepaid expenses (a)	1	87,679	87,679	86,544	86,544
Marketable securities – public companies (b)	1	--	--	8,182	8,182
Marketable securities – private companies (c)	3	--	--	1	1
Investment in associate (d)	3	1	1	1	1
Accounts payable and accrued liabilities	2	157,941	157,941	252,234	252,234
Accounts payable, related parties (a)	2	88,890	88,890	194,026	194,026

		April 1, 2010
		Carrying	Fair
	Level	Value	Value
Cash (a)	1	$228,106	$228,106
Amounts receivable and prepaid expenses (a)	1	119,085	119,085
Marketable securities – public companies (b)	1	4,611	4,611
Marketable securities – private companies (c)	3	1	1
Investment in associate (d)	3	1	1
Accounts payable and accrued liabilities	2	538,584	538,584
Accounts payable, related parties (a)	2	1,751,087	1,751,087

a)
Fair value approximates the carrying amounts due to the short-term nature.  During year ended March 31, 2012, short-term investments which were held in Level 2 as at March 31, 2011, were transferred to Level 1.

b)	Recorded at fair value. Quoted market prices are used to determine fair value. These investments were re-designated from available-for-sale to fair value through profit or loss on transition to IFRS.
c)	This investment was re-designated from available-for-sale to fair value through profit or loss on transition to IFRS.
d)	Investment relates to Quorum.

There were no other transfers from level 1 and 2 during the periods ended March 31, 2012, March 31, 2011 and April 1, 2010.  There have been no transfers in or out of level 3, or changes in fair value measurements of financial instruments classified as level 3 for the years ended March 31, 2012, March 31, 2011 and April 1, 2010.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

14.	Financial Instruments and Risk Management (Continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	March 31, 2012	March 31, 2011	April 1, 2010
Amounts receivable
Due within 90 days	$35,597	$50,816	$8,913
Deposits, related party	189,963	64,000	--
	$225,560	$114,816	$8,913
Cash	292,501	448,109	228,106
Short-term investments	175,429	4,336,906	--
	$693,490	$4,899,831	$237,019

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant.  The financial assets that potentially subject the Company to credit risk are any receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the year ended March 31, 2012, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at March 31, 2012 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the year ended March 31, 2012, the Company issued 3,178,571 common shares for gross proceeds of $363,356, broken down as follows:  2,998,571 warrants were exercised for proceeds of $351,357, 100,000 stock options were exercised for proceeds of $12,000 and 80,000 were issued for exploration and evaluation assets at a deemed value of $21,600.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial assets are comprised of its cash, short-term investments, marketable securities, and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at March 31, 2012, March 31, 2011 and April 1, 2010 are summarized as follows:

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

14.	Financial Instruments and Risk Management (Continued)

Liquidity risk (Continued)

	March 31, 2012	March 31, 2011	April 1, 2010
Cash	$292,501	$448,109	$228,106
Short-term investments	175,429	4,336,906	--
Marketable securities	--	8,183	4,612
Amounts receivable - Within 90 days or less	35,597	50,816	8,913
Deposits from related party - In later than 90 days, not less than one year	189,963	64,000	--
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	157,941	252,234	538,584
Due to related parties with contractual maturities - Within 90 days or less	88,890	194,026	1,751,087

Interest rate risk

The Company has no significant exposure at March 31, 2012 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	March 31, 2012	March 31, 2011
U.S. Dollars
Cash	$146,487	$241,461
Accounts payable and accrued liabilities	(14,137)	(182,425)
Mexican Pesos
Cash	8,316	36,742
Value-added taxes recoverable	497,865	134,228
Accounts payable and accrued liabilities	(10,881)	(5,038)

Based on the above net exposures at March 31, 2012, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $13,235 (March 31, 2011 - $5,904) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $49,529 (March 31, 2011 – $16,593) in the Company’s loss from operations.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

14.	Financial Instruments and Risk Management (Continued)

Currency risk (Continued)

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2012.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.  As at March 31, 2012 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

15.	Management of Capital

The Company defines capital that it manages as equity.  When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

	March 31, 2012	March 31, 2011	April 1, 2010
Equity (deficiency) is comprised of:
Share capital	$32,589,847	$32,110,200	$24,652,771
Share subscriptions	--	--	873,475
Warrant reserve	2,836,637	2,922,556	170,613
Share-based payments reserve	4,506,782	4,035,325	2,276,786
Deficit	(38,765,013)	(33,881,723)	(29,276,477)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations.  To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in the Company’s approach to capital management during the year ended March 31, 2012.  Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

16.	Exploration Costs

Year ended March 31, 2012	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2012
Incurred during the year
Assays and analysis	$--	$--	$142,656	$142,656
Drilling	--	--	1,997,886	1,997,886
Geological and geophysical	19,800	2,300	284,690	306,790
Site activities	3,536	--	277,023	280,559
Travel and accommodation	15,691	--	19,537	35,228
Total Expenses March 31, 2012	$39,027	$2,300	$2,721,792	$2,763,119

Year ended March 31, 2011	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2011
Incurred during the year
Assays and analysis	$--	$--	$--	$8,827	$8,827
Drilling	--	--	--	714,320	714,320
Geological and geophysical	408	68,451	7,078	241,170	317,107
Site activities	172	2,210	178	167,941	170,501
Share-based payments	--	--	--	440,824	440,824
Travel and accommodation	--	9,358	--	41,213	50,571
Total Expenses March 31, 2011	$580	$80,019	$7,256	$1,614,295	$1,702,150

17.	Transition to IFRS

For all periods up to and including the year ended March 31, 2011, the Company prepared its consolidated financial statements in accordance with CGAAP.  The consolidated financial statements as at and for the year ended March 31, 2012 are the first audited statements which the Company has prepared in accordance with IFRS.

In preparing these consolidated financial statements, the opening consolidated statement of financial position was prepared as at April 1, 2010, the Company’s Transition Date.

This note explains the principal adjustments made in restating the previous CGAAP consolidated balance sheet as at April 1, 2010 and its previously published CGAAP consolidated financial statements as at and for the year ended March 31, 2011.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	Transition to IFRS (Continued)

Exemptions applied:

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-Time Adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  The Company has applied the following exemptions to  its  opening  statement  of  financial  position dated April 1, 2010:

a)    Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or  after  April  1,  2010.  There is no adjustment required to the April 1, 2010 statement of financial position on the transition date.

b)    Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 retrospectively, IAS 27, Consolidated and Separate Financial Statements, must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

c)    Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2,  Share-based Payments, to  equity  instruments  that  were  granted  on  or  before  November  7,  2002,  or  equity instruments that  were  granted subsequent  to  November  7,  2002  and  vested  before  the  later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to April 1, 2010.

d)    Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as the deemed cost or using the historical cost valuation under CGAAP.  The Company has chosen to continue to apply the cost model and has not restated equipment under IFRS.

e)    Decommissioning Liabilities

The Company  has  elected  to  apply  the  exemption  from  full  retrospective  application  of decommissioning  provisions  as  allowed  under  IFRS  1.  As a result, the Company has re-measured the provisions at April 1, 2010 under IAS 37, Provisions, Contingent Liabilities and Contingent  Assets,  and  determined  that  there  is  no  adjustment  required  to  the  April  1,  2010 statement of financial position on the transition date.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	Transition to IFRS (Continued)

Exemptions applied (Continued)

f)     Financial Instruments

The Company has elected to designate its cash, and short-term investments as fair value through profit or loss upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.  This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under CGAAP and were recorded at fair value.

The Company has also elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss.  This has resulted in reclassifications on the statements of financial position and statements of operations and comprehensive loss at the transition date and prior reporting periods shown and explained in the reconciliations below.

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous CGAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of April 1, 2010 are consistent with its CGAAP estimates for the same date.

Reconciliations:

The reconciliations between the previously reported financial results under CGAAP and the current reported financial results under IFRS are provided as follows:

(i)	reconciliation of the consolidated statement of financial position and equity as at April 1, 2010;

(ii)	reconciliation of the consolidated statement of financial position and equity as at March 31, 2011; and

(iii)	reconciliation of the consolidated statements of operations and comprehensive loss for the year ended March 31, 2011.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	Transition to IFRS (Continued)

(i)	The reconciliation between CGAAP and IFRS consolidated statement of financial position as at April 1, 2010 is provided below:

	April 1, 2010
	Note	CGAAP	Effect of transition to IFRS	IFRS

Current Assets
Cash		$228,106	$--	$228,106
Marketable securities at fair value	(b)	--	4,612	4,612
Amounts receivable and prepaid expenses		119,085	--	119,085
Non-current Assets		347,191	4,612	351,803
Exploration and evaluation assets		454,853	--	454,853
Foreign value-added taxes recoverable		139,556	--	139,556
Equipment		3,934	--	3,934
Deferred finance costs		18,692	--	18,692
Investments	(b)	4,613	(4,612)	1
Reclamation deposits		18,000	--	18,000
Total Assets		$986,839	$--	$986,839

Current Liabilities
Accounts payable and accrued liabilities		$538,584	$--	$538,584
Accounts payable, related parties		1,751,087	--	1,751,087
Total Liabilities		2,289,671	--	2,289,671
Equity (Deficiency)
Share capital	(a)	24,596,256	56,515	24,652,771
Share subscriptions		873,475	--	873,475
Warrant reserve		170,613	--	170,613
Share-based payments reserve		2,276,786	--	2,276,786
Accumulated other comprehensive loss	(b)	(27,093)	27,093	--
Deficit	(a, b)	(29,192,869)	(83,608)	(29,276,477)
Total Equity (Deficiency)		(1,302,832)	--	(1,302,832)
Total Liabilities and Equity		$986,839	$--	$986,839

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	Transition to IFRS (Continued)

(ii)	The reconciliation between CGAAP and IFRS consolidated statement of financial position as at March 31, 2011 is provided below:

	March 31, 2011
	Note	CGAAP	Effect of transition to IFRS	IFRS

Current Assets
Cash		$448,109	$--	$448,109
Short-term investments		4,336,906	--	4,336,906
Marketable securities at fair value	(b)	--	8,183	8,183
Amounts receivable and prepaid expenses		86,544	--	86,544
		4,871,559	--	4,879,742
Non-current Assets Deposits, related party		64,000	--	64,000
Exploration and evaluation assets		483,605	--	483,605
Foreign value-added taxes recoverable		134,255	--	134,255
Equipment		53,015	--	53,015
Investments	(b)	8,184	(8,183)	1
Reclamation deposits		18,000	--	18,000

Total Assets		$5,632,618	$--	$5,632,618

Current Liabilities
Accounts payable and accrued liabilities		$252,234	$--	$252,234
Accounts payable, related parties		194,026	--	194,026
Total Liabilities		446,260	--	446,260
Equity
Share capital	(a)	32,053,685	56,515	32,110,200
Warrant reserve		2,922,556	--	2,922,556
Share-based payments reserve		4,035,325	--	4,035,325
Accumulated other comprehensive loss	(b)	(23,522)	23,522	--
Deficit	(a, b)	(33,801,686)	(80,037)	(33,881,723)
Total Equity (Deficiency)		5,186,358	--	5,186,358
Total Liabilities and Equity		$5,632,618	$--	$5,632,618

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	Transition to IFRS (Continued)

(iii)	The reconciliation between CGAAP and IFRS consolidated statement of operations and comprehensive loss for the year ended March 31, 2011 is provided below:

	Year Ended March 31, 2011
	Note	CGAAP	Effect of transition to IFRS	IFRS

REVENUE
Interest income		$13,575	$--	$13,575
Gains on marketable securities	(b)	--	3,571	3,571

EXPENSES
Exploration costs		1,702,150	--	1,702,150
Finance costs		32,428	--	32,428
Foreign exchange loss		14,438	--	14,438
General and administrative		177,951	--	177,951
Professional fees		139,125	--	139,125
Take-over bid		524,212	--	524,212
Salaries and benefits		381,433	--	381,433
Shareholder communications		297,859	--	297,859
Share-based payments		1,339,990	--	1,339,990
Write-down of exploration and evaluation assets		12,806	--	12,806
Net loss for the year		4,608,817	(3,571)	4,605,246
Unrealized gains on investments	(b)	(3,571)	3,571	--
Comprehensive Loss for the Year		$4,605,246	$--	$4,605,246

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	Transition to IFRS (Continued)

There are no significant differences between IFRS and Canadian GAAP in connection with the Company’s statements of cash flows for the year ended December 31, 2010.

a)	Flow-through Shares

Under  IFRS, the Company bifurcates the flow-through share into i)  a  flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital.  Upon expenses being incurred, the Company recognizes a deferred tax liability for the amount of the tax deduction renounced to the shareholders and the premium liability is reversed.   The reversal of the premium liability and the deferred tax liability are recognized as tax recoveries to the extent that suitable deferred tax assets are available.  Under CGAAP, the Company recorded the tax cost of expenditures renounced to subscribers on the date the deductions were renounced to the subscribers.  Share capital was reduced and future income tax liabilities were increased by the tax cost of expenditures renounced to the subscribers, except that the amount was recognized as a tax recovery to the extent that suitable future tax assets were available.

As a result of this change in policy, for issuances of flow-through shares for which expenditures have been incurred, share capital and deficit were increased by $83,608 at the date of transition, and at March 31, 2011.  Where flow-through shares were issued at a premium and expenditures were incurred, $56,515 was reclassified from share capital to deficit on the date of transition, and the year ended March 31, 2011.

b)	Marketable Securities

On transition to IFRS, the Company elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss as it was determined that they would be sold in the short term.  As a result of this change, in accordance with IAS 39, changes in the fair value of marketable securities are recorded through the statement of operations.  These changes were previously recognized directly in other comprehensive income.

As a result of this re-designation, unrealized gains on investments of $3,571 for the year ended March 31, 2011 were reclassified to unrealized gains on marketable securities on the statements of operations and comprehensive loss and the accumulated other comprehensive loss of $27,093 was reclassified to deficit on the date of transition.

18.	Subsequent Event

Subsequent to March 31, 2012, the Company received $404,650 from the exercise of 2,697,666 warrants at a price of $0.15 per share.